EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

July 17, 2019

AVINO ANNOUNCES Q2 2019 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce its second quarter 2019 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Q2, 2019 (Compared to Q2, 2018)

•	Silver equivalent production decreased by 19% to 599,593 oz*
•	Gold production decreased by 7% to 1,609 oz
•	Silver production decreased by 24% to 246,129 oz
•	Copper production decreased by 21% to 1,136,113 lbs

*In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,307 oz Au and $3.12 lb Cu. Calculated figures may not add up due to rounding.

The silver equivalent production in Q2, 2019 decreased by 19% compared to Q2, 2018. The decrease was due to the following reasons:

•	Unplanned downtime of 5 days due to labour negotiations with respect to the closure of the San Gonzalo Mine.
•	Expected decline in feed grade at San Gonzalo as the mine approaches the end of its current economic life.
•	Change of product feed mix to maximize profitable production ounces.

Due to the upcoming closure of the San Gonzalo mine, Avino had previously announced that there would be a transition of some workers from San Gonzalo to the San Luis area of the Avino Mine. The depleting mine material and grades at San Gonzalo have occurred at a time where silver prices remain low, which in turn affects the entire Company and its contractors.

“We have been committed to Avino for over 50 years and treat our workers fairly and in accordance with Mexican labour laws. The Company had to make some difficult decisions with respect to our underground labour force given the upcoming closure at San Gonzalo. The Company remains committed to maintaining a dialogue in good-faith with the unionized workers and we are pleased that agreements were reached, and that no further interruptions have occurred. In addition, we are continuing our focus on cost reduction measures to reduce corporate overhead, as well as a focus on optimizing our internal mine plan to maximize profitability. We are still on track to meet our internal production guidance for 2019 and are proud of our dedicated and loyal workforce who are integral to the ongoing success of the Company.”

- David Wolfin, President & CEO, Avino Silver & Gold Mines Ltd.

July 17, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2019 Production Results

Consolidated Production Tables

Q2 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	96,707	104,893	800	1,003,995	362,445
San Gonzalo	17,570	47,387	164	-	61,905
Historic Above Ground Stockpiles	86,596	93,849	645	132,118	175,143
Consolidated	200,873	246,129	1,609	1,136,113	599,493
YTD 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	197,629	217,207	1,897	1,962,066	742,243
San Gonzalo	35,471	118,146	351	-	148,311
Historic Above Ground Stockpiles	165,460	179,174	1,174	236,750	323,958
Consolidated	398,560	514,527	3,422	2,198,816	1,214,512

Q2 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	41	0.38	0.56	81%	69%	84%
San Gonzalo	122	0.46	-	69%	63%	-
Historic Above Ground Stockpiles	61	0.44	0.17	55%	52%	40%
Consolidated	57	0.41	0.38	69%	61%	63%
YTD 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	41	0.43	0.52	83%	70%	86%
San Gonzalo	155	0.49	-	67%	62%	-
Historic Above Ground Stockpiles	61	0.42	0.19	55%	52%	35%
Consolidated	60	0.43	0.37	70%	62%	63%

July 17, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2019 Production Results

Avino Mine Production Highlights

	Q2 2019	Q2 2018	Quarterly Change	YTD 2019
Total Mill Feed (dry tonnes)	96,707	119,839	-19%	197,629
Feed Grade Silver (g/t)	41	53	-23%	41
Feed Grade Gold (g/t)	0.38	0.36	6%	0.43
Feed Grade Copper (%)	0.56	0.61	-8%	0.52
Recovery Silver (%)	81%	86%	-5%	83%
Recovery Gold (%)	69%	73%	-6%	70%
Recovery Copper (%)	84%	90%	-6%	86%
Total Silver Produced (oz)	104,893	177,101	-41%	217,207
Total Gold Produced (oz)	800	1,020	-22%	1,897
Total Copper Produced (Lbs)	1,003,995	1,441,012	-30%	1,962,066
Total Silver Equivalent Produced (oz)*	362,445	529,247	-32%	742,243

*In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,307 oz Au and $3.12 lb Cu. Calculated figures may not add up due to rounding.

Gold grades increased by 6%, compared to Q2, 2018, and silver and copper grades decreased 23% and 8% respectively. The change in grades is due to variability in the deposit.

San Gonzalo Production Highlights

	Q2 2019	Q2 2018	Quarterly Change	YTD 2019
Total Mill Feed (dry tonnes)	17,570	19,824	-11%	35,471
Feed Grade Silver (g/t)	122	224	-45%	155
Feed Grade Gold (g/t)	0.46	1.01	-54%	0.49
Recovery Silver (%)	69%	74%	-8%	67%
Recovery Gold (%)	63%	73%	-14%	62%
Total Silver Produced (oz)	47,387	105,970	-55%	118,146
Total Gold Produced (oz)	164	471	-65%	351
Total Silver Equivalent Produced (oz)*	61,905	143,124	-57%	148,311

*In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,307 oz Au and $3.12 lb Cu. Calculated figures may not add up due to rounding.

At San Gonzalo, the mine is approaching its end of life and the grades, recoveries and production have started to tail off. This is in line with our internal expectations.

July 17, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2019 Production Results

Historic Above Ground Stockpiles Production Highlights

	Q2 2019	YTD 2019
Total Mill Feed (dry tonnes)	86,596	165,460
Feed Grade Silver (g/t)	61	61
Feed Grade Gold (g/t)	0.44	0.42
Feed Grade Copper (%)	0.17	0.19
Recovery Silver (%)	55%	55%
Recovery Gold (%)	52%	52%
Recovery Copper (%)	40%	35%
Total Silver Produced (oz)	93,849	179,174
Total Gold Produced (oz)	645	1,174
Total Copper Produced (Lbs)	132,118	236,750
Total Silver Equivalent Produced (oz) calculated*	175,143	323,958

*In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,307 oz Au and $3.12 lb Cu. Calculated figures may not add up due to rounding.

Although recovery numbers look less favorable; due to the negligible cost of mining, the profit margin on this material is quite positive. We will continue to evaluate our feed and product mix to maximize profitability during the current metal price environment.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, and Inspectorate in the UK and LSI in the Netherlands.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

July 17, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2019 Production Results

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.